El Paso Pipeline Partners, L.P.
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
November 13, 2007
VIA FACSIMILE: 202.772.9361
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Scott Anderegg

Re:	Registration Statement on Form S-1 (No. 333-145835) of
El Paso Pipeline Partners, L.P.
Ladies and Gentlemen:
     On behalf of El Paso Pipeline Partners, L.P. (“El Paso”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 9:00 a.m., Washington, D.C. time, on Thursday, November 15, 2007, or as soon thereafter as practicable. El Paso hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve El Paso from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	El Paso may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, El Paso Pipeline Partners, L.P.
By:	El Paso Pipeline GP Company, L.L.C.
its general partner

By:	/s/ John R. Sult
	Name:	John R. Sult
	Title:	Senior Vice President, Chief Financial Officer and Controller